DHT Holdings, Inc.
26 New Street
St. Helier, Jersey JE2 3RA
Channel Islands
Tel: + 44 1534 639759

October 3, 2011
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Attention:	Mr. Justin Dobbie
Ms. Tonya K. Aldave

Re:	DHT Holdings, Inc. Registration Statement on Form F-3 Filed September 2, 2011 File No. 333-176669

Dear Mr. Dobbie and Ms. Aldave:

In response to the comment letter dated September 23, 2011 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement on Form F-3 (File No. 333-176669) (the “Form F-3”) filed by DHT Holdings, Inc. (the “Company”) on September 2, 2011, please find below the response of the Company.

The heading and numbered item of this letter correspond to the heading and numbered item contained in the Comment Letter.  For the convenience of the Staff, the comment from the Comment Letter is restated in bold italics prior to the Company’s response.

Exhibit 5.1

1. Counsel must opine on the law of the jurisdiction governing the indenture with respect to the debt securities.  We note that the opinion is limited to the law of the Republic of the Marshall Islands.  Please have counsel revise the legal opinion to state that it includes the law of New York or provide a separate opinion of New York counsel.

The Company has included a separate opinion of New York counsel with respect to the debt securities as Exhibit 5.2 to Amendment No. 1 of the Form F-3, which was filed by the Company on October 3, 2011.

Please contact me at +47 412 92 712 if you have any questions regarding this submission.

Sincerely,
/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer DHT Holdings, Inc.